FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 01, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

June 26, 2008

SADIA S.A.

Mr. Welson Teixeira Junior

Investor Relations Director

Dear Sir,

In view of the terms of the Material Fact dated June 26, 2008, and to provide a guidance to the market, could you please inform us whether the Company will call a General Meeting of Shareholders to approve/ratify the acquisition of 73.9% of the capital of Baumhardt Comércio e Participações Ltda., as required by Law No. 6404/76, Article 256, as amended by Law No. 10303 /01, and, if yes, whether such transaction will entitle the shareholders to the right of withdraw as provided for in the aforementioned article.

In case the right to withdraw is ensured, please inform:

•

What shareholders shall have this right, i.e., on which date the shareholders on record in the Company's register shall be entitled to dissent from the resolutions of the General Meeting to be called for the approval/ratification of this transaction;

•

The reimbursement amount in R$/share;

•

The period of time and the procedures that the dissenting shareholders shall observe to express their will.

Very truly yours,

(originally signed by)

Jorge Antonio Tambucci

Supervision of Company Relations

São Paulo Stock Exchange - BVSP

C.C.  CVM - Comissão de Valores Mobiliários (The Securities and Exchange Commission of Brazil)

          Mrs.  Elizabeth  Lopes Rios Machado – Superintendency, Company Relations

          Mr.  Waldir  de  Jesus  Nobre  -  Superintendency, Market Relations and Intermediaries

We clarify that the company must send its answer using the IPE System only, selecting the pertinent Category:  Market Announcement and, then the Kind: Clarifications about CVM/Bovespa inquiries – this will relay the file to Bovespa and CVM, simultaneously.

For a better understanding of the market, the content of the above inquiry, made prior to the answer given by the company, must be transcribed in the file.

São Paulo, June 27, 2008

To

São Paulo Stock Exchange - BOVESPA

Jorge Antonio Tambucci

Supervision of Company Relations

In reply to your mail GAE/SRE – No. 1823/08, dated June 26, 2008, we inform the following:

In view of the internal economic appraisal prepared to guide the transaction at issue, which was based on discounted cash flow, the Company has concluded that the basis for the acquisition does not fall within the conditions established by Law 6404/76, Article 256 and therefore does not require a ratification by the General Meeting of Shareholders nor gives the right to withdraw.

Yours faithfully,

Welson Teixeira Junior

Investor Relations Director